Exhibit 99.1

Seabridge Gold Inc.
News Release

Trading Symbols: TSX-V: SEA AMEX: SA	For Immediate Release December 19, 2007

Seabridge’s Mitchell Gold-Copper Deposit Continues to Expand
Final 2007 Drill Results Extend Depth and Continuity

Toronto, Canada…Assay results from the final 11 drill holes confirm a significant upgrade and expansion of gold and copper resources at the Mitchell deposit. Mitchell is one of three gold-copper porphyry deposits on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada. The project is well located close to the operating Eskay Creek mine and its all-weather road to Stewart. Highway #37 also offers excellent access to several possible sites suitable for processing facilities, for which Seabridge has acquired mineral tenures.

The 2007 drill program was designed to upgrade much of the existing 13.1 million ounce inferred gold resource (564 million tonnes grading 0.72 grams per tonne gold and 0.18% copper) to the measured and indicated categories and to pursue extensions of the deposit to the south, north and at depth. All program objectives appear to have been met. Resource Modeling Inc. will now calculate a new NI 43-101 compliant independent resource estimate for the Mitchell deposit for release in February 2008. A resource model and resource estimate for molybdenum is also being evaluated.

The 2007 drill program consisted of 37 core holes totaling 15,294 meters. Results from the first 26 holes drilled in 2007 were previously announced (see news releases dated September 4, 2007, October 16, 2007 and November 29, 2007). Results from the remaining 11 holes are as follows:

Drill Hole	Target	Depth (m)	From (m)	To (m)	Intercept (m)	Gold (gpt)	Copper (%)
M-07-50	Southern	342.9 incl	3.1 3.1	342.9 213.0	339.8 209.9	0.64 0.84	0.12 0.15
M-07-51	Infill & depth	431.6 incl	9.1 9.1	431.6 251.0	422.5 241.9	0.67 0.88	0.21 0.27
M-07-52	Infill & depth	378.9 incl	1.5 1.5	378.9 202.0	377.4 200.5	0.57 0.79	0.13 0.16
M-07-53	Infill & depth	674.8 incl	4.6 84.0	674.8 434.0	670.2 350.0	0.58 0.76	0.14 0.18
M-07-54	Infill & depth	670.5	3.5	670.5	667.0	0.78	0.24
M-07-55	Infill & depth	414.2 incl	6.1 6.1	414.2 271.0	408.1 264.9	0.66 0.79	0.19 0.20
M-07-56	Infill & depth	428.3 incl	4.6 4.6	428.3 303.0	423.7 298.4	0.67 0.82	0.13 0.16
M-07-57	Infill & depth	425.2	3.1	425.2	422.1	0.50	0.16
M-07-58	Depth	720.0	4.5	720.0	715.5	0.72	0.27
M-07-59	Infill & depth	437.4 incl	2.5 2.5	437.4 275.0	434.9 272.5	0.65 0.80	0.22 0.27
M-07-60	Infill & depth	388.6	1.2	388.6	387.4	0.38	0.12

M-07-50:  An infill and depth extension drill hole on the east side of the deposit.  Volcanic rocks are intensely altered in the upper part of the hole but give way to more pervasive thermal effects in the deeper parts of the drill hole.  Results suggest that this drill hole may be approaching the eastern edge of the system.

________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

M-07-51:  An infill and depth extension drill hole in the south central part of the resource.  The entire hole is in volcanic rock with consistent hydrothermal alteration indicative of the Mitchell deposit.  Results were as expected.

M-07-52:  An infill and depth extension drill hole on the east side of the deposit.  Intensely altered volcanic rocks at the top of the hole give way to interbedded sedimentary and volcanic rocks.  Results in the upper part of the drill hole are consistent with surrounding holes and typical of the Mitchell deposit.

M-07-53:  An infill and depth extension of the Mitchell resource on the northwest corner.  Volcanic rock in the drill hole is less altered than along strike to the east.  Results indicate that the thick intensely altered higher grade zone on the north side of Mitchell is waning to the west.

M-07-54:  An infill and depth extension in the northwest corner of the Mitchell deposit.  The entire drill hole is intensely altered and was terminated early because of technical problems.  Volcanic rocks in the drill hole are extensively altered, but the density of quartz veining is the most prominent feature in the drill hole.  Results are consistent with the Mitchell deposit and extend the deposit at depth.

M-07-55:  An infill and depth extension drill hole in the southwest corner of the Mitchell resource.  Volcanic rocks throughout the hole with slightly more abundant stockwork quartz veining in the first 280 meters.  Results are consistent with other holes in the area and demonstrate the continuity of the deposit.

M-07-56:  An east side infill and depth extension drill hole.  Volcanic rocks in the hole show alteration similar to surrounding drill holes.  Results are as expected in this area.

M-07-57:    An infill and depth extension drill hole on the west edge of the Mitchell resource.  Volcanic rocks in the hole are less altered than to the east of this section.  Results are similar to the surrounding drill holes and slightly lower than the core of the Mitchell deposit, however, the concentrations of copper remain good in these less altered rocks.

M-07-58:  A depth extension north of drill hole M-07-25, in the central part of the Mitchell deposit.  Extensive and intensive hydrothermal alteration throughout the drill hole as expected.  Results are as expected with continuous mineralization in the entire drill hole.

M-07-59:  An infill and depth hole in the central part of the Mitchell deposit.  Alteration and quartz veining of the volcanic rocks is present throughout the drill hole.  Results are as expected further confirming the continuity of grade in the deposit.

M-07-60: An infill and depth extension drill hole on the far west edge of the Mitchell deposit.  The less intense alteration characteristic of the west edge of the deposit is again featured in this hole.  Results continue to show the gold concentration decrease on the western margin, but copper remains strong in this area.

Based on drilling conducted by Seabridge in 2006, a National Instrument 43-101 compliant resource estimate for Mitchell yielded an initial inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold (see news release dated February 20, 2007). Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The 2006 drill program did not find the limits of the deposit which remained open to the north, to the south (toward the Sulphurets deposit a distance of two kilometers), to the west and at depth.

The inferred resource defined by the 2006 drill program at Mitchell modeled a continuously mineralized, moderately dipping, roughly tabular gold-copper deposit measuring approximately 1,600 meters along strike, 400 to 700 meters down dip, and at least 300 to 400 meters thick.  The 2007 drilling has confirmed that the deposit extends for at least 200 meters in both the up dip and down dip directions, and remains open down dip.  In the central area of the deposit, deeper drilling confirms an additional 200 to 400 meters of thickness.

Unless reported separately, all of the reported holes contained herein were drilled from north to south at an inclination of approximately minus 60 degrees. The true thickness of the Mitchell zone, based on drill results from the current program, is now estimated to exceed 700 meters but could be more as all of the holes in the main part of the deposit ended in mineralized material consistent with the overall hole.

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2007 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.